SKRÓCONE ŚRÓDROCZNE SPRAWOZDANIE FINANSOWE NOVITUS S.A.

ZA I KWARTAŁ 2007 ROKU

Sporządzone według Międzynarodowych Standardów Sprawozdawczości Finansowej

SPIS TREŚCI:

I. ŚRÓDROCZNE SPRAWOZDANIE FINANSOWE ZA I KWARTAŁ 2007 ROKU

RACHUNEK ZYSKÓW I STRAT

	NOTA	I kwartał 2007 PLN'000	I kwartał 2006 PLN'000
Działalność kontynuowana			
Przychody ze sprzedaży	1	15 165	13 088
Koszt własny sprzedaży		9 252	7 954
Zysk (strata) brutto na sprzedaży		**5 913**	**5 134**
Pozostałe przychody operacyjne		36	32
Koszty sprzedaży		1 947	1 740
Koszty ogólnego zarządu		1 489	1 419
Pozostałe koszty operacyjne		1	2
Koszty restrukturyzacji			
Zysk (strata) na działalności operacyjnej		**2 512**	**2 005**
Przychody finansowe		62	39
Koszty finansowe		351	27
Zysk (strata) przed opodatkowaniem		2 223	2 017
Podatek dochodowy		438	419
Zysk (strata) netto z działalności kontynuowanej		1 785	1 598
Działalność zaniechana			
Zysk (strata) netto z działalności zaniechanej			
Zysk (strata) netto		**1 785**	**1 598**
Zysk (strata) na jedną akcję	4		
Z działalności kontynuowanej:			
Zwykły		0,39	0,35
Rozwodniony		0,32	0,35
Z działalności kontynuowanej i zaniechanej:			
Zwykły		0,39	0,35
Rozwodniony		0,32	0,35

BILANS - AKTYWA

	NOTY	Koniec okresu 31/03/2007	Koniec okresu 31/12/2006
		PLN'000	PLN'000
Aktywa trwałe			
Wartości niematerialne i prawne		3 446	3 533
- w tym wartość firmy		-	-
Rzeczowe aktywa trwałe		6 689	6 368
Udziały w jednostkach podporządkowanych		-	-
Aktywa finansowe dostępne do sprzedaży		21 138	10 881
Aktywa z tytułu odroczonego podatku dochodowego		678	652
		31 951	**21 434**
Aktywa obrotowe			
Zapasy		11 662	11 518
Aktywa finansowe przeznaczone do obrotu		6 600	-
Należności z tytułu dostaw i usług oraz pozostałe należności		9 661	11 232
Należności z tytułu podatku dochodowego		-	37
Inne aktywa obrotowe		529	377
Środki pieniężne i ich ekwiwalenty		566	5 900
		29 018	**29 064**
Aktywa trwałe klasyfikowane jako przeznaczone do zbycia		-	-
Aktywa razem		**60 969**	**50 498**

BILANS - PASYWA

	NOTY	Koniec okresu 31/03/2007 PLN'000	Koniec okresu 31/12/2006 PLN'000
Kapitał własny			
Kapitał akcyjny	6	4 623	4 623
Kapitał zapasowy ze sprzedaży akcji powyżej ich wartości nominalnej		1 061	1 061
Kapitał rezerwowy z aktualizacji wyceny		-	-
Udziały (akcje) własne		-	-
Kapitały rezerwowe		-	-
Kapitał z wyceny transakcji zabezpieczających		-	-
Zyski zatrzymane		25 951	24 166
		31 635	**29 850**
Zobowiązanie długoterminowe			
Długoterminowe pożyczki i kredyty bankowe	9	19 014	10 072
Rezerwa na podatek odroczony		581	517
Rezerwy na zobowiązania		379	381
Pozostałe zobowiązania finansowe		578	306
		20 552	**11 276**
Zobowiązania krótkoterminowe			
Krótkoterminowe pożyczki i kredyty bankowe	9	1 339	-
Zobowiązania z tytułu dostaw i usług oraz pozostałe zobowiązania		6 287	8 446
Zobowiązanie z tytułu podatku dochodowego		62	-
Rezerwy na zobowiązania		413	433
Pozostałe zobowiązania finansowe		681	493
		8 782	**9 372**
Zobowiązania związane bezpośrednio z aktywami trwałymi klasyfikowanymi jako przeznaczone do zbycia		-	-
Pasywa razem		**60 969**	**50 498**

ZESTAWIENIE ZMIAN W KAPITALE WŁASNYM

Za okres od 1 stycznia do 31 marca 2007 roku

	Kapitał podstawowy	Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	Zyski zatrzymane	Razem
	PLN'000	PLN'000	PLN'000	PLN'000
Stan na 1 stycznia 2007 roku	**4 623**	**1 061**	**24 166**	**29 850**
Zwiększenia:				
Emisja akcji				
Wynik bieżącego okresu	-	-	1 785	1 785
Zmniejszenia:				
Wypłata dywidendy	-	-	-	-
Stan na 31 marca 2007 roku	**4 623**	**1 061**	**25 951**	**31 635**

Za okres od 1 stycznia do 31 marca 2006 roku

	Kapitał podstawowy	Nadwyżka ze sprzedaży akcji powyżej ich wartości nominalnej	Zyski zatrzymane	Razem
	PLN'000	PLN'000	PLN'000	PLN'000
Stan na 1 stycznia 2006 roku	**4 623**	**1 061**	**20 191**	**25 875**
Zwiększenia:				
Emisja akcji	-	-	-	-
Wynik bieżącego okresu	-	-	1 598	1 598
Zmniejszenia:				
Wypłata dywidendy	-	-	-	-
Stan na 31 marca 2006 roku	**4 623**	**1 061**	**21 789**	**27 473**

SPRAWOZDANIE Z PRZEPŁYWÓW PIENIĘŻNYCH

	Koniec okresu 31/03/2007	Koniec okresu 31/03/2006
	PLN'000	PLN'000
Działalność operacyjna		
Zysk (strata) przed opodatkowaniem	2 223	2 017
Korekty o pozycje:		
Amortyzacja	777	657
Różnice kursowe	8	-
Odsetki otrzymane	(58)	(35)
Odsetki zapłacone	140	27
Dywidendy otrzymane		-
(Zyski) straty z działalności inwestycyjnej	(12)	-
Zmiana stanu zapasów	(144)	(4)
Zmiana stanu należności	1 455	1 847
Zmiana stanu zobowiązań i rezerw	(1 869)	(1 756)
Zmiana stanu innych aktywów	(152)	(94)
Podatek dochodowy zapłacony	(301)	(265)
Inne	51	-
	2 118	**2 394**
Działalność inwestycyjna		
Wydatki na zakup rzeczowych aktywów trwałych	(727)	(740)
Wydatki na zakup aktywów finansowych	(27 299)	(1 000)
Przychody ze sprzedaży rzeczowych aktywów trwałych	136	-
Przychody ze sprzedaży aktywów finansowych	10 500	-
Odsetki uzyskane		35
Dywidendy otrzymane		-
	(17 390)	**(1 705)**
Działalność finansowa		
Emisja akcji	-	(103)
Wpływy z kredytów i pożyczek	10 230	-
Spłata zobowiązań z tytułu leasingu finansowego	(144)	(27)
Dywidendy wypłacone		-
Odsetki zapłacone	(140)	-
Inne wypłaty z zysku	-	-
Różnice kursowe	-	-
	9 946	**(130)**
Zmiana stanu środków pieniężnych	**(5 326)**	**559**
Bilansowa zmiana stanu środków pieniężnych, w tym:	(5 334)	-
- zmiana stanu środków pieniężnych z tytułu Różnic kursowych	8	-
Środki pieniężne na początek okresu	5 892	4 382
Środki pieniężne na koniec okresu	**566**	**4 941**

II. INFORMACJE PODSTAWOWE

NOVITUS S.A. prowadzi przedsiębiorstwo w formie spółki akcyjnej. Według statutu Spółki czas jej trwania jest nieograniczony. Jednostka, jako Spółka akcyjna, powstała w dniu 7 lipca 1995 roku z przekształcenia wcześniej istniejącej spółki z ograniczoną odpowiedzialnością o nazwie Optimus Inter Commerce Sp. z o.o. (Rep. A 3126/1995). Od 2000 roku Spółka działała pod nazwą OPTIMUS IC S.A., pod którą działała do dnia 3 lutego 2005 roku. Decyzją Walnego Zgromadzenia Akcjonariuszy z dnia 20 stycznia 2005 roku, nazwa Spółki została zmieniona na NOVITUS S.A., co zarejestrowane zostało w Rejestrze Sądowym pod datą 3 lutego 2005 roku.

Siedziba Spółki, jak również miejsce prowadzenia działalności gospodarczej, mieści się w Nowym Sączu, przy ul. Nawojowskiej 118. Organem rejestrowym Spółki jest Sąd Rejonowy dla Krakowa Śródmieścia, XII Wydział Gospodarczy. Spółka jest zarejestrowana pod numerem KRS 0000042601.

Akcje Spółki od grudnia 2005 roku notowane są na warszawskiej Giełdzie Papierów Wartościowych. Na dzień 31 marca 2007 roku akcjonariuszami Spółki byli: COMP SA z siedzibą w Warszawie posiadający 55,64 % kapitału akcyjnego, kadra menedżerska Spółki posiadająca 7,64% kapitału oraz inni akcjonariusze, z których każdy posiadał poniżej 5% akcji Spółki. Struktura właścicielska Spółki została szczegółowo przedstawiona w nocie nr 6.

Głównym przedmiotem działalności Spółki jest:

- projektowanie, produkcja i dystrybucja urządzeń fiskalnych tj. kas i drukarek fiskalnych, w tym kas specjalizowanych do taksówek;
- dystrybucja urządzeń niefiskalnych wspomagających prace handlu, usług i logistyki, w tym przede wszystkim: urządzeń automatycznej identyfikacji (głównie czytników i drukarek kodów kreskowych oraz kolektorów danych), wag elektronicznych oraz systemów sprzedaży;
- sprzedaż oprogramowania (własnego oraz zakupionego od innych podmiotów) do oferowanych urządzeń i usług oraz zaprojektowanego na zamówienie klientów;
- dystrybucja części serwisowych, akcesoriów i materiałów eksploatacyjnych do sprzedawanych urządzeń;
- usługi szkoleniowe i serwisowe w zakresie wszystkich sprzedawanych urządzeń.

W pierwszym kwartale 2007 roku Spółka nabyła, na podstawie umowy z dnia 30 listopada 2006 roku, drugą transzę akcji spółki Computer Service Support SA z siedzibą w Warszawie w ilości 372 000 akcji. W wyniku nabycia dwóch transz akcji CSS SA, na dzień 31 marca 2007 roku Spółka posiadała 744 000 akcji CSS SA stanowiących 29,98% kapitału i ogólnej liczby głosów na walnym zgromadzeniu CSS SA

Skład Zarządu Spółki na dzień 31 marca 2007 roku przedstawiał się następująco:

Bogusław Łatka - Prezes Zarządu
Zbigniew Stanasiuk – Wiceprezes Zarządu
Andrzej Wawer – Członek Zarządu, Dyrektor ds. Finansowych
Jarosław Wilk – Członek Zarządu, Dyrektor ds. Sprzedaży i Marketingu

Skład Rady Nadzorczej na dzień 31 marca 2007 roku przedstawiał się następująco:

Jacek Papaj – Przewodniczący Rady Nadzorczej
Rafał Garszczyński – Członek Rady Nadzorczej
Michał Popiołek - Członek Rady Nadzorczej
Artur Tarasek - Członek Rady Nadzorczej
Robert Tomaszewski - Członek Rady Nadzorczej

III. ZASADY RACHUNKOWOŚCI

Podstawa sporządzenia historycznych informacji finansowych

Prezentowane sprawozdanie finansowe zostało sporządzone na dzień 31 marca 2007 roku. Dane porównywalne obejmują okres od 1 stycznia do 31 marca 2006 roku. Sprawozdanie finansowe obejmuje jedynie sprawozdania jednostkowe; Spółka nie tworzy grupy kapitałowej. Rokiem obrotowym Spółki jest rok kalendarzowy.

Sprawozdanie finansowe zostało sporządzone przy założeniu kontynuacji działalności jednostki gospodarczej w dającej się przewidzieć przyszłości. Na dzień sporządzenia sprawozdania finansowego nie istnieją żadne okoliczności wskazujące na zagrożenie kontynuacji działalności gospodarczej.

Dane finansowe w sprawozdaniu finansowym wykazane zostały w tysiącach złotych. Walutą funkcjonalną jak i sprawozdawczą Spółki jest Złoty Polski (PLN).

Oświadczenie o zgodności

Sprawozdanie finansowe Spółki NOVITUS S.A. obejmujące okres 3 miesięcy zakończonych 31 marca 2007 roku oraz okres 3 miesięcy zakończonych 31 marca 2006 roku zostało sporządzone zgodnie z Międzynarodowym Standardami Sprawozdawczości Finansowej. Niniejsze śródroczne sprawozdanie finansowe zostało sporządzone w wersji skróconej. Sprawozdanie finansowe Spółki zostało sporządzone w celu przedstawienia sytuacji finansowej, wyników działalności oraz przepływów pieniężnych zgodnie z Międzynarodowym Standardem Rachunkowości nr 34 „Śródroczna Sprawozdawczość Finansowa".

Zmiany zasad rachunkowości oraz istotne zmiany wielkości szacunkowych, w tym korekty z tytułu rezerw, rezerwy i aktywa z tytułu odroczonego podatku dochodowego, dokonanych odpisów aktualizujących wartość składników aktywów w danym kwartale

W prezentowanym okresie w Spółce nie wystąpiły zmiany stosowanych zasad rachunkowości. Obowiązujące w Spółce zasady rachunkowości zostały zaprezentowane w raporcie rocznym Spółki za 2006 rok przekazanym do publicznej wiadomości w dniu 12 marca 2007 roku.

Zmiany wielkości szacunkowych w I kwartale 2007 roku przedstawia tabela poniżej.

Tytuł zmian	Stan na 31.03.2007 PLN'000	Stan na 01.01.2007 PLN'000	Zmiana PLN'000
Rezerwa i aktywa na podatek dochodowy:			
1. Rezerwa na podatek dochodowy	581	517	64
2. Aktywa z tytułu podatku odroczonego	678	652	26
Rezerwy na zobowiązania:			
1. Rezerwa na naprawy gwarancyjne	792	814	(22)
- długoterminowa	379	381	(2)
- krótkoterminowa	413	433	(20)
Rozliczenia międzyokresowe bierne:			
1. Rozliczenia z tytułu premii	338	240	98
2. Rozliczenia z tytułu zaległych urlopów	12	13	(1)
3. Rozliczenia z tytułu kosztów audytu	27	75	(48)
4. Rozliczenia kosztów sprzedaży	43	0	43
4. Rozliczenie z tytułu kosztów kredytu	10	80	(70)
5. Rozliczenie z tytułu kosztów nabycia akcji	496	497	(1)
6. Rozliczenie z tytułu kosztów emisji akcji	0	123	(123)
Odpisy aktualizujące aktywa:			
1. Odpis aktualizujący wartość udziałów w jednostkach podporządkowanych	5	5	0
2. Odpis aktualizujący aktywa finansowe dostępne do sprzedaży	8	8	0
3. Odpis aktualizujący zapasy	1 520	1 594	(74)
4. Odpis aktualizujący należności	766	829	(63)

IV. OPIS ISTOTNYCH DOKONAŃ SPÓŁKI I ZDARZEŃ MAJĄCYCH WPŁYW NA OSIĄGNIĘTY WYNIK FINANSOWY

W I kwartale 2007 roku Spółka zanotowała bardzo dobre rezultaty zarówno w zakresie sprzedaży jak również wyników finansowych, czego potwierdzeniem jest dwucyfrowa dynamika wzrostu przychodów ze sprzedaży (16%) oraz zysku netto (12%). Spółka zrealizowała w I kwartale br. sprzedaż na poziomie 15 165 tys. złotych, podczas gdy w I kwartale ub. roku 13 088 tys. złotych. Zysk netto wyniósł 1 785 tys. złotych w porównaniu z 1 598 tys. złotych w analogicznym okresie 2006 roku. Należy podkreślić fakt, iż zysk netto w I kwartale 2007 roku był wyższy niż I kwartale poprzedniego roku pomimo obciążenia wyniku netto kosztami finansowymi w wysokości 336 tys. złotych związanymi z obsługą kredytu inwestycyjnego przeznaczonego na zakup akcji spółki CSS SA.

NOVITUS osiągnął w pierwszym kwartale br. najwyższą od dwóch lat dynamikę wzrostu przychodów ze sprzedaży. Konsekwentnie realizowana strategia zakładająca zwiększenie udziału w rynkach, na których działa Spółka poprzez intensyfikację sprzedaży we wszystkich obszarach produktów i kanałów zbytu, umożliwiła realizację znacznie wyższych przychodów ze sprzedaży i zysków niż w porównywalnym okresie poprzedniego roku. Największą dynamikę sprzedaży Spółka osiągnęła w segmencie urządzeń automatycznej identyfikacji i wag. Na szczególną uwagę zasługuje również dynamiczny wzrost sprzedaży do klientów strategicznych, w tym do sieci placówek handlowych.

Porównanie wyników działalności Spółki osiągniętych w I kwartale 2007 roku z wynikami I kwartału poprzedniego roku przedstawia poniższa tabela.

	I kwartał 2007	I kwartał 2006	Dynamika
	PLN'000	PLN'000	%
Przychody ze sprzedaży	15 165	13 088	116
Zysk brutto na sprzedaży	5 913	5 134	115
Koszty sprzedaży i koszty ogólnego zarządu	3 436	3 159	109
Wynik na pozostałej działalności operacyjnej	35	30	117
Zysk na działalności operacyjnej	2 512	2 005	125
Wynik na działalności finansowej	(289)	12	
Zysk przed opodatkowaniem	2 223	2 017	110
Zysk netto	1 785	1 598	112

W I kwartale 2007 roku Spółka wygenerowała przychody ze sprzedaży w następujących segmentach branżowych: urządzenia fiskalne – 8 293 tys. złotych, co stanowiło 54,7% sprzedaży ogółem, urządzenia automatycznej identyfikacji i wagi – 3 775 tys. złotych z udziałem 24,9% w sprzedaży ogółem oraz inne urządzenia i usługi – 3 097 tys. złotych, co stanowiło 20,4% sprzedaży ogółem.

W I kwartale bieżącego roku Spółka dynamicznie rozwijała sprzedaż urządzeń w segmentach niefiskalnych, a szczególnie sprzedaż urządzeń automatycznej identyfikacji i wag elektronicznych. Spółka odnotowała 46% wzrost sprzedaży urządzeń tego segmentu. Sprzedaż kas i drukarek fiskalnych przekroczyła poziom sprzedaży tych urządzeń w porównywalnym okresie roku ubiegłego o 7%, a sprzedaż pozostałych urządzeń (urządzenia i usługi z zakresu terminali płatniczych, systemy sprzedaży, usługi serwisowe i szkoleniowe) wzrosła o 12%. Udział segmentów niefiskalnych w przychodach ze sprzedaży ogółem zwiększył się z 41% w I kwartale 2006 do 45% w I kwartale 2007 roku.

Dominującym rynkiem zbytu Spółki jest rynek krajowy, na który w I kwartale 2007 roku przypadało 98% przychodów ze sprzedaży netto ogółem. Przychody ze sprzedaży na rynek krajowy osiągnęły poziom 15 320 tys. złotych i przekroczyły o 16% poziom sprzedaży na ten rynek w analogicznym okresie roku poprzedniego. Spółka realizowała również sprzedaż na rynki zagraniczne. Wartość przychodów ze sprzedaży na rynki zagraniczne: do Czech, Kenii, Macedonii, Rumunii, Słowacji, Ukrainy i Węgier wyniosła 333 tys. złotych i była wyższa niż w porównywalnym okresie rok ubiegłego.

NOVITUS odnotował wzrost zysku brutto na sprzedaży o 15% w porównaniu z I kwartałem 2006 roku. W I kwartale bieżącego roku Spółka zrealizowała zysk brutto na sprzedaży w wysokości 5 913 tys. złotych, podczas gdy w I kwartale poprzedniego roku zysk brutto wyniósł 5 134 tys. złotych, utrzymując wysoki poziom wskaźnika rentowności sprzedaży brutto, który wyniósł 39%.

Koszty sprzedaży i koszty ogólnego zarządu w I kwartale 2007 roku ukształtowały się na poziomie 3 436 tys. złotych i wzrosły o 9% w stosunku do analogicznego okresu roku ubiegłego. Wzrost kosztów sprzedaży i ogólnego zarządu wynika głównie z działań związanych z aktywizacją sprzedaży, a szczególnie ze zwiększenia zatrudnienia w pionie sprzedaży.

Realizacja wyższego zysku brutto na sprzedaży pomimo wzrostu kosztów sprzedaży i ogólnego zarządu w I kwartale 2007 roku pozwoliła Spółce na wypracowanie zysku operacyjnego w wysokości 2 512 tys. złotych, co oznacza wzrost o 25% w stosunku do ubiegłego roku. Rentowność EBIT wzrosła z 15,3% w I kwartale 2006 do 16,6% w I kwartale 2007 roku.

Na działalności finansowej Spółka osiągnęła ujemny wynik (289 tys. złotych), wynikający z kosztów kredytu inwestycyjnego zaciągniętego na zakup akcji CSS SA. Na koniec pierwszego kwartału 2007 roku wysokość kredytu inwestycyjnego wynosiła 20 460 tys. złotych.

Po opodatkowaniu zysk netto Spółki wyniósł w I kwartale 2007 roku 1 785 tys. złotych osiągając wzrost 12 % r/r. (rok wcześniej zysk netto zamknął się kwotą 1 598 tys. złotych). Wskaźniki rentowności netto w obydwu okresach sprawozdawczych osiągnęły poziom 12%.

Istotne zdarzenia w I kwartale 2007 roku

W dniu 15 stycznia 2007 roku odbyło się Nadzwyczajne Walne Zgromadzenie Akcjonariuszy Spółki, które zostało zwołane m.in. w celu podjęcia decyzji o nowej emisji akcji serii F. Środki z emisji akcji Spółka przeznaczy na zakup większościowych pakietów akcji/udziałów w spółkach, które mają istotne znaczenie dla NOVITUS SA w zakresie rozszerzenia oferty firmy o nowe produkty /usługi jak również rozszerzenia rynku, na którym działa NOVITUS SA.
Nadzwyczajne Walne Zgromadzenie Akcjonariuszy Spółki podjęło następujące uchwały:

1. Uchwała w sprawie podwyższenia kapitału zakładowego Spółki
   Walne Zgromadzenie podjęło decyzje o podwyższeniu kapitału zakładowego Spółki o kwotę od 526 500 zł do1 000 000 zł poprzez emisję akcje serii F w ilości od 526 500 do 1 000 000 akcji. Zarząd Spółki został upoważniony (z zastrzeżeniem ostatecznego zatwierdzenia przez Radę Nadzorcza Spółki) do ustalenia szczegółowych warunków objęcia i przydziału akcji serii F tj. do podziału akcji serii F na transze oraz ustalenia liczby akcji serii F w każdej transzy, ceny emisyjnej akcji serii F, podpisania umów z podmiotami upoważnionymi do przyjmowania zapisów na akcje i ustalenia miejsc i terminów subskrypcji akcji serii, F, podpisania umów w celu zabezpieczenia powodzenia subskrypcji akcji serii F.

2. Uchwała w sprawie pozbawienia prawa poboru dotychczasowych akcjonariuszy
   Walne Zgromadzenie zdecydowało o pozbawieniu w całości praw poboru dotychczasowych akcjonariuszy z uwagi na ważny interes Spółki, w celu szybkiego uzyskania środków finansowych ze sprzedaży akcji na dokonanie zamierzonych inwestycji kapitałowych.

3. Uchwała w sprawie emisji akcji
   Walne Zgromadzenie w związku z podjęta uchwałą o podwyższeniu kapitału zakładowego upoważniło zarząd Spółki do przeprowadzenia emisji akcji serii F w drodze oferty publicznej w celu dopuszczenia akcji serii F oraz praw do akcji serii F do obrotu na Giełdzie Papierów Wartościowych i ich dematerializacji oraz do zawarcia umowy z KDPW w celu rejestracji w depozycie papierów wartościowych akcji serii F oraz praw do akcji serii F.

4. Uchwała w sprawie zawarcia umowy o submisję inwestycyjną
   Walne Zgromadzenie celem doprowadzenia do skutecznego podwyższenia kapitału zakładowego Spółki upoważniło Zarząd do dokonania wyboru subemitenta i zawarcia z nim umowy o submisję inwestycyjną.

5. Uchwała w sprawie zmiany statutu
   Walne Zgromadzenie podjęło uchwałę o dokonanie w ślad za uchwałą o podwyższeniu kapitału zmian w statucie Spółki dotyczących wysokości kapitał zakładowego.

6. Uchwała w sprawie udzielenia upoważnienia Radzie Nadzorczej Spółki do ustalenia tekstu jednolitego statutu
   Walne Zgromadzenie upoważniło Radę Nadzorczą Spółki do ustalenia tekstu jednolitego statutu Spółki w przypadku złożenia przez Zarząd oświadczenia o wysokości objętego kapitału zakładowego.

W dniu 31 stycznia 2007 roku realizując uchwałę Nadzwyczajnego Walnego Zgromadzenia Akcjonariuszy Zarząd Spółki zawarł z Domem Maklerskim IDM SA z siedzibą w Krakowie umowę o przeprowadzenie publicznej oferty akcji Spółki oraz umowę o submisję inwestycyjną. Celem zawarcia umowy o przeprowadzenie oferty publicznej była emisja akcji serii F w drodze oferty publicznej akcji i uzyskanie decyzji o dopuszczeniu ich do obrotu na rynku regulowanym prowadzonym przez GPW, zaś celem umowy o submisję inwestycyjną było zagwarantowanie skutecznej emisji tych akcji i doprowadzenie do podniesienia kapitału zakładowego Spółki zgodnie z uchwałą Nadzwyczajnego Walnego Zgromadzenia. W umowie o submisję inwestycyjną Dom Maklerski zobowiązał się, iż w sytuacji gdyby popyt ze strony inwestorów okazałby się niewystarczający do osiągnięcia minimalnej kwoty podwyższenia kapitału zakładowego ustalonej w uchwale Walnego Zgromadzenia Spółki, Dom Maklerski obejmie taką część akcji, jaka jest potrzebna do skutecznego podwyższenia kapitału zakładowego, tj. o 526 500 akcji. Wynagrodzenie Domu Maklerskiego IDM SA z tytułu gwarantowania emisji ustalone zostało w wysokości 250 tys. złotych plus 2,5% wartości całej emisji.

W dniu 5 lutego 2007 roku złożony został do Komisji Nadzoru Finansowego prospekt emisyjny dotyczący publicznej oferty akcji, w ramach której Spółka zamierza wyemitować od 526 500 do 1 000 000 sztuk akcji serii F. Nadzwyczajne Walne Zgromadzenie Akcjonariuszy uchwałą z dnia 15 stycznia 2007 roku wyłączyło prawo poboru akcji serii F przez dotychczasowych akcjonariuszy. Komisja Nadzoru Finansowego zatwierdziła prospekt emisyjny Spółki w dniu 16 kwietnia 2007 roku.

W dniu 23 lutego 2007 roku w wyniku realizacji umowy z dnia 30 listopada 2007 roku nastąpiła transakcja nabycia drugiej transzy akcji CSS SA w ilości 372 000 akcji za kwotę 10 230 tys. złotych. Nabycie akcji nastąpiło w drodze transakcji pakietowej na GPW w Warszawie. W wyniku nabycia dwóch transzy akcji, NOVITUS SA posiadał 744 000 akcji CSS SA, co dawało 19,99% udział w kapitale zakładowym CSS SA i dawało prawo do 19,99% głosów na walnym zgromadzeniu CSS SA. Zakup akcji został sfinansowany z kredytu inwestycyjnego.

W dniu 26 lutego 2007 roku Spółka zawarła z BRE Bank SA umowy zastawu rejestrowego i zastawu finansowego na drugiej transzy akcji Spółki CSS SA. Przedmiotem zastawów zgodnie z umowami jest 372 000 akcji CSS SA, które Spółka nabyła w dniu 23 lutego 2007 roku. Ponadto Spółka otrzymała informację z Sądu Rejonowego w Nowym Sączu o dokonaniu wpisu hipoteki umownej zwykłej w kwocie 10 mln złotych do KW NS1S/00088044/3 utworzonej dla nieruchomości położonej w Nowym Sączu. Dokonany wpis hipoteki oraz umowy zastawu na akcjach stanowią zabezpieczenie zobowiązań finansowych Spółki wobec BRE Bank SA wynikających z umowy o kredyt inwestycyjny z dnia 7 grudnia 2006 roku.

W dniu 28 lutego 2007 roku Spółka CSS SA, której akcje posiada NOVITUS SA oraz jednostka dominująca COMP SA przekazały do publicznej wiadomości informację o podpisaniu planu połączenia poprzez przeniesienie całego majątku CSS SA na COMP SA w zamian za akcje, które COMP wyemituje i wyda akcjonariuszom CSS SA. Wg przekazanych informacji wstępny harmonogram zakłada zakończenie procesu połączenia do 30 września 2007 roku. Biorąc pod uwagę zawartą przez NOVITUS SA umowę nabycia akcji CSS SA oraz zamiary fuzji ogłoszone przez spółki, NOVITUS SA po zrealizowaniu połączenia otrzyma w zamian za akcje CSS SA pakiet akcji spółki dominującej COMP SA. Zgodnie z ogłoszonym planem połączenia akcje połączeniowe zostaną wydane akcjonariuszom CSS SA w proporcji do posiadanych akcji przy zastosowaniu stosunku wymiany 0,3708 akcji połączeniowych za 1 akcję CSS SA. W celu zapewnienia przejrzystych struktur oraz uniknięcia krzyżowych powiązań między tymi samymi podmiotami w grupie kapitałowej, tj. COMP SA i NOVITUS SA, Spółka będzie dążyła do zbycia posiadanego pakietu akcji COMP SA. Biorąc pod uwagę obecne kursy akcji spółek CSS SA i COMP SA Zarząd oczekuje realizacji zysku na tej transakcji.
Przewidywane efekty synergii wynikające z nabycia akcji CSS SA będą realizowane we współpracy z jednostką dominującą COMP SA, która przejmie całą działalność Computer Service Support SA. Głównym efektem synergii będzie rozwój pozycji obydwu spółek w segmencie dużych sieci handlowo – usługowych. Nastąpi to poprzez integracje działań spółek w zakresie wprowadzenia na rynek wspólnej kompleksowej oferty (dostawa urządzeń elektroniczno – informatycznych, oprogramowania, integracja systemów, wdrożenia, szkolenia, obsługa serwisowa).

Na dzień przekazania niniejszego raportu Spółka jako akcjonariusz CSS SA nie podjęła jeszcze wiążących decyzji w przedmiocie połączenia CSS SA z COMP SA.

W dniu 14 marca 2007 roku Spółka złożyła aktualne oświadczenie w sprawie przestrzegania „Dobrych praktyk w spółkach publicznych 2005". Spółka deklaruje przestrzeganie 49 z 53 zasad Dobrych Praktyk. W porównaniu z poprzednim oświadczeniem zmiana dotyczyła zasady nr 28. W związku z nie powołaniem w ramach Rady Nadzorczej komitetu audytu i wynagrodzeń zasada ta nie została w całości zrealizowana. Regulamin Rady Nadzorczej przewiduje wprawdzie możliwość powołania komitetów, w praktyce komitety audytu i wynagrodzeń nie zostały jednak powołane, dlatego Zarząd Spółki uznał, iż należy zmienić oświadczenie w tym zakresie stwierdzając, że Spółka nie stosuje tej zasady.

W dniu 23 marca 2007 roku Zarząd Spółki zwołał Zwyczajne Walne Zgromadzenie Akcjonariuszy Spółki na dzień 17 kwietnia 2007 roku, w celu podjęcia uchwał w sprawie zatwierdzenia sprawozdania finansowego Spółki za rok obrotowy 2006, sprawozdania z działalności Spółki w roku 2006, podziału zysku Spółki za 2006 rok oraz udzielenia absolutorium członkom Zarządu oraz członkom Rady Nadzorczej Spółki z wykonania przez nich obowiązków.

W I kwartale 2007 roku Spółka uzyskała homologacje Ministerstwa Finansów na nowe zmodyfikowane modele kasach fiskalnych: PS 3000 Net, Vega Taxi + TX 06, PS 3000 oraz PS 3000 Plus.

V. DODATKOWE NOTY OBJAŚNIAJĄCE

NOTA 1

PRZYCHODY ZE SPRZEDAŻY

Strukturę rzeczową oraz geograficzną przychodów ze sprzedaży Spółki w prezentowanym okresie przedstawia poniższa tabela.

	I kwartał 2007 PLN'000	I kwartał 2006 PLN'000
Przychody ze sprzedaży - struktura rzeczowa		
Przychody ze sprzedaży wyrobów	10 082	8 692
Przychody ze sprzedaży usług	786	718
Przychody ze sprzedaży towarów	1 977	1 309
Przychody ze sprzedaży materiałów	2 320	2 369
Razem przychody ze sprzedaży	**15 165**	**13 088**
Przychody ze sprzedaży - struktura geograficzna		
Przychody ze sprzedaży na rynek krajowy	14 832	12 813
Przychody ze sprzedaży na rynki zagraniczne	333	275
Razem przychody ze sprzedaży	**15 165**	**13 088**

NOTA 2

PRZYCHODY I WYNIKI SEGMENTÓW BRANŻOWYCH

Podstawowy wzór sprawozdawczości Spółki oparty jest na segmentach branżowych. Organizacja Spółki oparta jest na segmentach określonych w podziale na rodzaje oferowanych wyrobów, towarów i usług.

Segment urządzeń fiskalnych jest dostawcą sprzętu elektronicznego obejmującego kasy rejestrujące z modułem fiskalnym oraz drukarki rejestrujące z modułem fiskalnym.

Segment urządzeń automatycznej identyfikacji i wag oferuje wyroby z zakresu czytników i drukarek kodów kreskowych, kolektory danych oraz wagi handlowe wraz z materiałami eksploatacyjnymi i akcesoriami do tych urządzeń.

Segment innych urządzeń i usług oferuje wyroby z zakresu terminali płatniczych wyposażonych w różne aplikacje wraz z usługami, taksometry, systemy sprzedaży (pakiet urządzeń z oprogramowaniem służącym do kompleksowego rozliczania placówek usługowo – handlowych)oraz usługi serwisowe i szkoleniowe.

Poniżej przedstawione zostały dane dotyczące przychodów i zysków poszczególnych segmentów branżowych Spółki za okres 3 miesięcy zakończonych 31 marca 2007 roku oraz 31 marca 2006 roku.

Okres od 1 stycznia do 31 marca 2007 roku

	Segment urządzeń fiskalnych	Segment wag i urządzeń automatycznej identyfikacji	Segment innych urządzeń i usług	Razem
Przychody				
Sprzedaż na rzecz klientów zewnętrznych	8 293	3 775	3 097	15 165
Sprzedaż między segmentami	-	-	-	-
Przychody segmentu ogółem	8 293	3 775	3 097	15 165
Wynik segmentu	2 547	482	979	4 008
Koszty nieprzypisane	X	X	X	1 496
Zysk z działalności kontynuowanej przed opodatkowaniem i kosztami finansowymi	X	X	X	2 512
Koszty finansowe netto	X	X	X	289
Zysk przed opodatkowaniem	X	X	X	2 223
Podatek dochodowy	X	X	X	438
Zysk netto	**X**	**X**	**X**	**1 785**

Okres od 1 stycznia do 31 marca 2006 roku

	Segment urządzeń fiskalnych	**Segment wag i urządzeń automatycznej identyfikacji**	**Segment innych urządzeń i usług**	**Razem**
Przychody				
Sprzedaż na rzecz klientów zewnętrznych	7 730	2 584	2 774	13 088
Sprzedaż między segmentami	-	-	-	-
Przychody segmentu ogółem	7 730	2 584	2 774	13 088
Wynik segmentu	1 995	286	984	3 265
Koszty nieprzypisane	X	X	X	1 260
Zysk z działalności kontynuowanej przed opodatkowaniem i kosztami finansowymi	X	X	X	2 005
Koszty finansowe netto	X	X	X	12
Zysk przed opodatkowaniem	X	X	X	2 017
Podatek dochodowy	X	X	X	419
Zysk netto	**X**	**X**	**X**	**1 598**

NOTA 3

SEZONOWOŚĆ LUB CYKLICZNOŚĆ DZIAŁALNOŚCI SPÓŁKI

Sprzedaż produktów i towarów Spółki na rynku krajowym charakteryzuje się zjawiskiem sezonowości związanym przede wszystkim z:

- wejściem w życie rozporządzeń Ministra Finansów nakładających na kolejne grupy podatników obowiązek zainstalowania urządzeń fiskalnych;
- zwiększonymi zakupami urządzeń automatycznej identyfikacji i wag w IV kwartale każdego roku.

Zjawisko sezonowości sprzedaży urządzeń fiskalnych wiąże się z rynkiem pierwotnym, natomiast nie jest ono istotne w przypadku rynku wtórnego (odtworzeniowego).

Sezonowość produkcji urządzeń fiskalnych jest dostosowana do przewidywanych zmian w popycie na te urządzenia. Popyt na rynku pierwotnym urządzeń fiskalnych w Polsce jest w znacznej mierze uzależniony od objęcia obowiązkiem ewidencji obrotu z zastosowaniem urządzeń fiskalnych kolejnych grup podatników.

Zjawisko sezonowości sprzedaży na rynkach zagranicznych nie jest tak silne, jak w przypadku sprzedaży na rynku krajowym ze względu na fakt, iż sprzedaż na te rynki odbywa się na podstawie odrębnych kontraktów z dystrybutorami. Ponadto ze względu na stosunkowo niewielki udział sprzedaży eksportowej w strukturze przychodów ze sprzedaży Spółki, na zjawisko sezonowości sprzedaży decydujący wpływ ma popyt na rynku krajowym.

NOTA 4

ZYSK PRZYPADAJĄCY NA JEDNĄ AKCJĘ

	I kwartał 2007 PLN'000	I kwartał 2006 PLN'000
Średnia ważona liczba akcji	4 622 639	4 622 639
Średnia ważona rozwodniona liczb akcji	5 622 639	4 622 639
Zysk netto (w tys. PLN)	1 785	1 598
Zysk netto na jedną akcję (w PLN)	0,39	0,35
Rozwodniony zysk na jedną akcję	0,32	0,35

Zysk podstawowy przypadający na jedną akcję oblicza się poprzez podzielenie zysku netto za prezentowany okres przypadającego na zwykłych akcjonariuszy jednostki, przez średnią ważoną liczbę wyemitowanych akcji występujących w ciągu tego okresu.
Rozwodniony zysk przypadający na jedną akcję oblicza się poprzez podzielenie zysku netto za prezentowany okres przypadającego na zwykłych akcjonariuszy jednostki, przez średnią ważoną przewidywaną liczbę akcji.

Rozwodniona liczba akcji

a) średnia ważona liczba akcji zwykłych	4 622 639
b) liczba akcji zwykłych serii F	1 000 000

Razem rozwodniona liczba akcji	5 622 639

NOTA 5

DYWIDENDY WYPŁACONE I ZADEKLAROWANE

Zwyczajne Walne Zgromadzenie Spółki w dniu 17 kwietnia 2007 roku podjęło decyzję, że zysk netto za 2006 rok Spółka przeznaczy na akwizycje. NOVITUS planuje zakup akcji/udziałów w spółkach, a ponieważ planowane środki z emisji akcji nie będą wystarczające, dlatego Walne Zgromadzenie podjęło decyzję o pozostawieniu w Spółce zysku za rok obrotowy 2006. Zysk przeznaczony zostanie na zasilenie kapitału zapasowego Spółki. Spółka nie wypłaci akcjonariuszom dywidendy z zysku netto za rok 2006.

NOTA 6

KAPITAŁ AKCYJNY

Wartość nominalna akcji, ilość akcji oraz wartość kapitału podstawowego przedstawia się następująco:

	Wartość nominalna w PLN	Ilość akcji	Wartość w PLN
Stan na 1 stycznia 2007 roku	1,00	4 622 639	4 622 639,00
Stan na 31 marca 2007 roku	1,00	4 622 639	4 622 639,00

Kapitał akcyjny Spółki w I kwartale 2007 roku nie ulegał zmianie.

Struktura właścicielska kapitału podstawowego Spółki na dzień 31 marca 2007 roku przedstawiała się następująco:

	Liczba akcji	Udział w kapitale zakładowym w PLN	Udział w kapitale zakładowym w %	Liczba głosów na WZA Spółki	% głosów na WZA Spółki
COMP SA Warszawa	2 572 125	2 572 125	55,64%	2 572 125	55,64%
Kadra kierownicza	353 227	353 227	7,64%	353 227	7,64%
Pozostali	1 697 114	1 697 114	36,72%	1 697 114	36,72%
	4 622 639	**4 622 639**	**100,00%**	**4 622 639**	**100,00%**

Wg informacji posiadanych przez Spółkę na dzień przekazania niniejszego raportu jedynym akcjonariuszem posiadającym co najmniej 5% ogólnej liczby głosów na WZA Spółki jest COMP SA z siedzibą w Warszawie.

Ilość posiadanych przez COMP SA akcji, udział w kapitale podstawowym Spółki i liczbę głosów na walnym zgromadzeniu Spółki przedstawia tabela:

	Liczba akcji	Udział w kapitale zakładowym w PLN	Udział w kapitale zakładowym w %	Liczba głosów na WZA Spółki	%głosów na WZA Spółki
COMP SA Warszawa	2 572 125	2 572 125	55,64%	2 572 125	55,64%

W dniu 15 stycznia 2007 roku Nadzwyczajne Walne Zgromadzenie Spółki podjęło uchwałę o podwyższeniu kapitału zakładowego Spółki od 526 500 do 1 000 000 złotych poprzez emisję akcji serii F w ilości od 526 500 do 1 000 000 akcji. Oferta publiczna akcji serii F przeprowadzona została w dniach 23 - 24 kwietnia 2007 roku. Zarząd Spółki w dniu 26 kwietnia 2007 roku dokonał przydziału 1 000 000 akcji. Akcje serii F obejmowane były w cenie 25 złotych za 1 akcję. W wyniku emisji akcji serii F kapitał zakładowy Spółki został podwyższony o kwotę 1 000 000 złotych. Spółka złożyła w dniu 27 kwietnia 2007 roku do Sądu Rejonowego dla Krakowa Śródmieścia wniosek o zarejestrowanie podwyższenia kapitału zakładowego Spółki.
Po zarejestrowaniu podwyższenia kapitału Spółki udział COMP SA w kapitale Spółki ulegnie zmianie.

NOTA 7

ZMIANY W STANIE POSIADANIA AKCJI PRZEZ OSOBY ZARZĄDZAJĄCE I NADZORUJĄCE

Stan posiadania akcji przez członków Zarządu na dzień przekazania niniejszego raportu przedstawia poniższa tabela.

Osoby zarządzające i nadzorujące	Funkcja	Ilość akcji	Udział w kapitale (%)	Udział w głosach na WZA (%)
Bogusław Łatka	Prezes Zarządu	48 819	1,06%	1,06%
Zbigniew Stanasiuk	Wiceprezes Zarządu	43 548	0,94%	0,94%
Andrzej Wawer	Członek Zarządu, Dyrektor ds. Finansowych	2 085	0,05%	0,05%
Jarosław Wilk	Członek Zarządu, Dyrektor ds. Sprzedaży i Marketingu	56 000	1,21%	1,21%

Po zarejestrowaniu podwyższenia kapitału Spółki ulegną zmianie procentowe udziały akcji poszczególnych członków Zarządu w kapitale Spółki.

Według informacji posiadanych przez Spółkę, członkowie Rady Nadzorczej nie posiadają akcji Spółki.

W okresie od przekazania poprzedniego raportu kwartalnego do dnia przekazania niniejszego raportu nie wystąpiły zmiany w stanie posiadania akcji przez osoby zarządzające, które przedstawia poniższa tabela.

Osoby zarządzające i nadzorujące	Funkcja	Ilość posiadanych akcji Spółki na dzień przekazania raportu za IV kwartał 2007	Ilość posiadanych akcji Spółki na dzień przekazania raportu za I kwartał 2007	Zmiana w stanie posiadania akcji Spółki
Bogusław Łatka	Prezes Zarządu	48 819	48 819	-
Zbigniew Stanasiuk	Wiceprezes Zarządu	43 548	43 548	-
Andrzej Wawer	Członek Zarządu, Dyrektor ds. Finansowych	2 085	2 085	-
Jarosław Wilk	Członek Zarządu, Dyrektor ds. Sprzedaży i Marketingu	56 000	56 000	-

Według informacji uzyskanych przez Spółkę członkowie Rady Nadzorczej nie posiadali akcji Spółki.

NOTA 8

KREDYTY I POŻYCZKI

W dniu 29 czerwca 2006 roku Spółka zawarła z Bankiem BPH SA aneks do umowy kredytowej z dnia 30 marca 2003 roku o udzielenie linii wielozadaniowej. Aneks określił wysokość limitu kredytowego do kwoty 5 mln złotych, wydłużył okres kredytowania do 30 czerwca 2007 roku oraz ustalił wysokość oprocentowania – WIBOR 1 M + marża banku. W ramach limitu kredytowego, na zlecenie Spółki, Bank BPH SA udzielał będzie również gwarancji bankowych oraz otwierał będzie akredytywy dokumentowe. Kredyt udostępniony został na rachunku bieżącym Spółki. Zabezpieczeniem kredytu jest przewłaszczenie zapasów materiałów, towarów oraz produktów gotowych o ogólnej wartości 8 mln złotych na podstawie dwóch umów przewłaszczenia z dnia 29 czerwca 2006 roku wraz z cesją praw z polisy ubezpieczeniowej oraz pełnomocnictwo do rachunków Spółki w Banku BPH SA.
Na dzień 31 marca 2007 roku Spółka nie posiadała zadłużenia z tytułu kredytu krótkoterminowego.

W dniu 7 grudnia 2006 roku Spółka zawarła z BRE Bankiem SA umowę kredytu inwestycyjnego do kwoty 30 690 tys. złotych na zakup akcji Spółki Computer Service Support SA z siedzibą w Warszawie. Zgodnie z umową wypłata kredytu nastąpi w trzech transzach w wysokości do 10 230 tys. złotych każda transza. Według zawartej umowy środki pieniężne przyznane Spółce mogą zostać wykorzystane w transzach w okresie do dnia 30 czerwca 2007 roku. Okres kredytowania rozpoczyna się w dniu zawarcia umowy, tj. w dniu 7 grudnia 2006 roku, a kończy się 28 listopada 2011 roku. Umowa przewiduje karencję spłaty kredytu do dnia 31 grudnia 2007 roku. Strony umowy uzgodniły oprocentowanie kredytu w wysokości WIBOR 1M+marża banku.
Zadłużenie Spółki z tytułu kredytu inwestycyjnego na dzień 31 marca 2007 roku wynosiło 20 460 tys. złotych.

NOTA 9

ZOBOWIĄZANIA WARUNKOWE, W TYM PORĘCZENIA KREDYTU, POŻYCZKI LUB UDZIELONE GWARANCJE

Zobowiązania warunkowe obejmują udzielone Spółce gwarancje bankowe związane z zabezpieczeniem dobrego wykonania umowy. Wartość udzielonych gwarancji na dzień 31 marca 2007 roku wynosiła 89 tys. złotych i dotyczyła gwarancji należytego wykonania kontraktu. Gwarancja ta ma charakter przejściowy i związana jest z wymogami umowy na dostawy produktów. Według przewidywań Spółki nie wystąpi konieczność uruchamiania przedmiotowej gwarancji.

Zapasy Spółki o ogólnej wartości 8 mln złotych stanowią zabezpieczenie umowy kredytu krótkoterminowego a zapasy o wartości 300 tys. złotych stanowią zabezpieczenie gwarancji bankowej.

Ponadto zawarte zostały umowy zastawu rejestrowego i finansowego na nabytych akcjach CSS SA oraz ustanowiona została hipoteka zwykła na nieruchomości w Nowym Sączu w kwocie 10 mln złotych jako zabezpieczenia umowy kredytu inwestycyjnego zaciągniętego na zakup akcji.

Zgodnie z umową o nabycie akcji CSS SA Spółka wystawiła weksel na zabezpieczenie ewentualnego przyszłego roszczenia Sprzedających akcje CSS SA o zapłatę kary umownej w wysokości 10 mln zł w przypadku naruszenia przez Spółkę z własnej winy zobowiązania do nabycia akcji CSS SA.

Oprócz powyższych Spółka posiadała otwartą akredytywę, której wartość na dzień 31 marca 2007 roku wynosiła 212 tys. złotych.

NOTA 10

TRANSAKCJE Z PODMIOTAMI POWIĄZANYMI

W I kwartale 2007 roku nie wystąpiły transakcje z podmiotami powiązanymi, których łączna wartość przekracza wyrażoną w złotych równowartość kwoty 500 000 EURO

NOTA 11

SKUTKI ZMIAN W STRUKTURZE SPÓŁKI

W I kwartale 2007 roku nie wystąpiły zmiany w strukturze Spółki, w tym w wyniku połączenia jednostek gospodarczych, inwestycji długoterminowych, podziału, restrukturyzacji i zaniechania działalności.

NOTA 12

ZDARZENIA PO DACIE BILANSU

W dniu 5 kwietnia 2007 roku Rada Nadzorcza Spółki, zgodnie z zasadą 18 ładu korporacyjnego wynikającą z „Dobrych praktyk w spółkach publicznych 2005” przekazała do wiadomości akcjonariuszom ocenę sytuacji Spółki.

W dniu 17 kwietnia 2007 roku Zwyczajne Walne Zgromadzenie Spółki podjęło uchwały w sprawie zatwierdzenia sprawozdania finansowego i sprawozdania z działalności Spółki za 2006 rok oraz udzielenia absolutorium wszystkim członkom Zarządu i Rady Nadzorczej Spółki z wykonania przez nich obowiązków w roku obrotowym 2006. Walne Zgromadzenie podjęło uchwałę dotyczącą zysku za rok 2006. Decyzją Walnego Zgromadzenia zysk netto Spółki za 2006 rok zostanie przeznaczony na zasilenie kapitału zapasowego Spółki. Walne Zgromadzenie biorąc pod uwagę potrzeby inwestycyjne Spółki, zdecydowało,

iż nie będzie wypłaty dywidendy dla akcjonariuszy z zysku za 2006 rok, zysk zostanie przeznaczony na planowane akwizycje.

W dniu 16 kwietnia 2007 roku Komisja Nadzoru Finansowego zatwierdziła prospekt emisyjny Spółki sporządzony w związku z ofertą publiczną akcji zwykłych na okaziciela serii F oraz zamiarem ubiegania się o dopuszczenie do obrotu na rynku regulowanym akcji serii F oraz praw do akcji serii F. Oferta publiczna akcji serii F została przeprowadzona w dniach od 23 kwietnia 2007 roku do 24 kwietnia 2007 roku. Spółka oferowała do objęcia od 526 500 akcji do 1 000 000 akcji zwykłych na okaziciela serii F o wartości nominalnej 1 zł każda. Cena emisyjna akcji będących przedmiotem oferty publicznej ustalona została w wysokości 25 złotych za 1 akcję. Oferta publiczna emitowanych akcji serii F zakończyła się powodzeniem, akcje zostały przydzielone w dniu 26 kwietnia 2007 roku. Spółka uzyska wpływy netto z emisji 1 000 000 akcji serii F w wysokości ok. 22 900 tys. złotych. Środki pozyskane z emisji akcji przeznaczone zostaną na finansowanie przez Spółkę przejęć. Obecnie trwają negocjacje z podmiotami znajdującymi się na krótkiej liście zainteresowania. Spółka planuje dokonać akwizycji dwóch podmiotów, działających w branży IT.
W wyniku emisji akcji serii F nastąpiło podwyższenie kapitału zakładowego Spółki o kwotę 1 000 000 złotych. Spółka złożyła w dniu 27 kwietnia 2007 roku do Sądu Rejonowego dla Krakowa Śródmieścia wniosek o zarejestrowanie podwyższenia kapitału zakładowego Spółki.

W dniu 23 kwietnia 2007 roku Zarząd Krajowego Depozytu Papierów Wartościowych podjął uchwałę o warunkowej rejestracji praw do akcji serii F oraz akcji serii F w KDPW. Zarząd Krajowego Depozytu postanowił zarejestrować w Krajowym Depozycie Papierów Wartościowych od 526 500 do 1 000 000 praw do akcji zwykłych na okaziciela serii F NOVITUS SA oraz oznaczyć je kodem PLNOVTS00026, pod warunkiem dojścia do skutku emisji tych akcji i dokonania ich przydziału. Ponadto Zarząd KDPW postanowił zarejestrować w Krajowym Depozycie Papierów Wartościowych od 526 500 do 1 000 000 akcji zwykłych na okaziciela serii F NOVITUS SA oraz oznaczyć je kodem PLNOVTS00018, pod warunkiem wpisania do rejestru przedsiębiorców podwyższenia kapitału zakładowego Spółki dokonanego w drodze emisji akcji serii F oraz pod warunkiem podjęcia decyzji o wprowadzeniu tych akcji do obrotu na rynku regulowanym.

W dniu 26 kwietnia 2007 roku Rada Nadzorcza Spółki działając zgodnie z upoważnieniem NWZA z dnia 15 stycznia 2007 roku ustaliła tekst jednolity Statutu Spółki.

NOTA 13

WYBRANE DANE FINANSOWE W PRZELICZENIU NA EURO

Wybrane dane finansowe zostały przeliczone na EURO według następujących zasad:

- poszczególne pozycje rachunku zysków i strat oraz rachunku przepływów środków pieniężnych za okres od 1 stycznia do 31 marca danego roku – według kursu średniego, obliczonego jako średnia arytmetyczna kursów ogłaszanych przez Narodowy Bank Polski na ostatni dzień miesiąca w danym okresie; odpowiednio za okres od 1 stycznia do 31 marca roku 2007 – 3,9063, a za okres od 1 stycznia do 31 marca roku 2006 – 3,8456,
- poszczególne pozycje aktywów i pasywów dla bilansu na dzień bilansowy – według średniego kursu ogłoszonego na ostatni dzień bilansowy przez Narodowy Bank Polski; odpowiednio na dzień 31marca 2007 roku -3,8695 a na dzień 31 marca 2006 roku – 3,9357.

WYBRANE DANE FINANSOWE	W tys. złotych		w tys. EUR	
	1kwartał 2007	1 kwartał 2006	1 kwartał 2007	1 kwartał 2006
I. Przychody ze sprzedaży produktów, towarów i materiałów	15 165	13 088	3 882	3 403
II. Zysk (strata) z działalności operacyjnej	2 512	2 005	643	521
III. Zysk (strata) przed opodatkowaniem	2 223	2 017	569	524
IV. Zysk (strata) netto	1 785	1 598	457	416
V. Przepływy pieniężne netto z działalności operacyjnej	2 021	2 394	517	623
VI. Przepływy pieniężne netto z działalności inwestycyjnej	(17 390)	(1 705)	(4 452)	(443)
VII. Przepływy pieniężne netto z działalności finansowej	9 946	(130)	2 546	(34)
VIII. Zmiana stanu środków pieniężnych	(5 326)	559	(1 363)	145
IX. Średnia ważona liczba akcji	4 622 639	4 622 639	4 622 639	4 622 639
X. Zysk (strata) na jedną akcję (w zł/EUR)	0,39	0,35	0,10	0,09
XI. Rozwodniony zysk (strata) na jedna akcję (w zł/EUR)	0,32	0,35	0,08	0,09

NOTA 14

STANOWISKO ZARZĄDU ODNOŚNIE MOŻLIWOŚCI ZREALIZOWANIA WCZEŚNIEJ PUBLIKOWANYCH PROGNOZ WYNIKÓW NA DANY ROK

Zarząd NOVITUS SA nie publikował prognoz dotyczących wyników finansowych Spółki.

NOTA 15

EMISJA, WYKUP I SPŁATA DŁUŻNYCH I KAPITAŁOWYCH PAPIERÓW WARTOŚCIOWYCH

W okresie pierwszego kwartału 2007 roku nie nastąpiła emisja, wykup i spłata dłużnych i kapitałowych papierów wartościowych.

NOTA 16

ISTOTNE POSTĘPOWANIA TOCZĄCE SIĘ PRZED SĄDEM, ORGANEM WŁAŚCIWYM DLA POSTĘPOWANIA ARBITRAŻOWEGO LUB ORGANEM ADMINISTRACJI PUBLICZNEJ

Aktualnie nie toczą się żadne postępowania przed organami administracji publicznej (rządowej i samorządowej), postępowania sądowe, ani postępowania arbitrażowe, które mogłyby mieć istotny wpływ na sytuację finansową lub rentowność Spółki.

NOTA 17

INNE INFORMACJE ISTOTNE DLA OCENY SYTUACJI KADROWEJ, MAJĄTKOWEJ, FINANSOWEJ, WYNIKU FINANSOWEGO I ICH ZMIANY ORAZ INFORMACJE ISTOTNE DLA OCENY MOŻLIWOŚCI REALIZACJI ZOBOWIĄZAŃ PRZEZ SPÓŁKĘ

W Spółce nie wystąpiły inne zdarzenia, poza opisanymi w prezentowanym raporcie, które mogą mieć istotny wpływ na wynik finansowy Spółki oraz na możliwość realizacji zobowiązań.

NOTA 18

CZYNNIKI, KTÓRE BĘDĄ MIAŁY WPŁYW NA WYNIKI W PERSPEKTYWIE CO NAJMNIEJ NAJBLIŻSZEGO KWARTAŁU

Czynniki, które będą miały wpływ na wyniki Spółki w perspektywie co najmniej najbliższego kwartału można podzielić na czynniki zewnętrzne i czynniki wewnętrzne.

Czynniki zewnętrzne:

1. Sytuacja gospodarcza w Polsce.

   Wraz z wejściem naszego kraju do Unii Europejskiej w maju 2004 roku obraz Polski uległ znacznej poprawie. Większa stabilizacja gospodarcza oraz coraz lepsze wykorzystywanie środków pieniężnych pochodzących z funduszy unijnych pomogło i wciąż pomaga w dynamicznym rozwoju firm na terenie całego kraju. Wzrost podmiotów gospodarczych związanych z handlem i usługami kreuje wyższy popyt na produkty Spółki i ewentualne wyższe dochody z ich sprzedaży.

2. Regulacje prawne i polityka fiskalna.

   Perspektywy rozwoju Spółki są uzależnione od polityki fiskalnej państwa w zakresie obowiązujących regulacji prawnych dotyczących rejestracji obrotu i podatku VAT. Polityka fiskalna państwa ma duży wpływ na wielkość rynku urządzeń fiskalnych w Polsce oraz pozycję konkurencyjną działających na nim podmiotów. Popyt na rynku pierwotnym urządzeń fiskalnych w Polsce jest w znacznej mierze uzależniony od decyzji Ministerstwa Finansów nakładającej obowiązek fiskalizacji na kolejne grupy podatników.
   Rozporządzenie Ministra Finansów z 22 grudnia 2006 roku utrzymało do dnia 30 czerwca 2007roku dotychczasowy stan w zakresie listy podmiotów zwolnionych z obowiązku rejestracji obrotu z zastosowaniem urządzeń fiskalnych. W uzasadnieniu projektu tego Rozporządzenia Ministerstwo Finansów wskazało na trwające prace w zakresie możliwości rozliczania się przez niektórych podatników w formie ryczałtu kwotowego oraz na przygotowywane przez resort sprawiedliwości nowe uregulowania funkcjonowania rynku usług prawniczych, z którymi powinien współgrać i być dopasowany zakres zwolnień od ewidencjonowania przy zastosowaniu kas fiskalnych. Podane uzasadnienie wskazuje na przyszłe zamiary Ministerstwa Finansów, na możliwość objęcia obowiązkiem fiskalizacji nowych podatników w drugim półroczu 2007 roku. Ewentualne zmiany w tym zakresie zwiększą zapotrzebowanie na urządzenia fiskalne produkowane przez Spółkę w II półroczu 2007 roku.

3. Rozwój rynków branżowych Spółki.

   Perspektywy rozwoju Spółki są uzależnione od dynamiki i kierunków rozwoju rynków, na których Spółka już działa lub planuje ekspansję w przyszłości. W zakresie rynku urządzeń fiskalnych nowe regulacje prawne mogą wpłynąć na zwiększenie przychodów ze sprzedaży Spółki w najbliższym roku. Biorąc pod uwagę wzrastające zapotrzebowanie na bardziej rozwinięte i kompleksowe systemy sprzedaży i oprogramowanie Spółka podejmuje działania, aby w wymienionym zakresie zwiększyć swoją efektywność i przychody. Spółka ma zamiar zwiększyć obszar i zakres działalności na rynku oprogramowania i usług IT

4. Konkurencja ze strony innych podmiotów.

   Perspektywy rozwoju Spółki są uzależnione od nasilenia działań konkurencyjnych przede wszystkim ze strony firm krajowych działających już na tym rynku, ale również podmiotów zagranicznych. Spółka poprzez poczynione działania, polegające na wprowadzeniu nowych produktów zarówno w segmencie fiskalnym jak też w segmencie urządzeń automatycznej identyfikacji i wag elektronicznych oraz pozostałych urządzeń i usług, umocnieniu kanałów sprzedaży ma szansę wzmocnić swoją pozycję konkurencyjną na rynku. Własne zaplecze badawczo - rozwojowe umożliwi Spółce szybkie wprowadzanie produktów na rynek i pozwoli osiągnąć przewagę konkurencyjną.

5. Korzyści wynikające z nabycia akcji CSS SA.

W wyniku nabycia akcji Spółki Computer Service Support SA, zajmującej się kompleksowymi usługami informatycznymi, możliwe będzie uzyskanie efektu synergii poprzez integracje działań spółek w zakresie opracowania i wprowadzenia na rynek wspólnej kompleksowej oferty (dostawa urządzeń elektroniczno – informatycznych, oprogramowania, integracja systemów, wdrożenia, szkolenia, obsługa serwisowa), który umożliwi rozwój pozycji obydwu spółek w segmencie dużych sieci handlowo – usługowych. NOVITUS SA posiada obecnie znaczącą pozycję na rynku handlu i usług w zakresie obsługi małych i średnich firm, do których dostarcza produkty i usługi poprzez sieć partnerów handlowych. Wprowadzenie na rynek kompleksowej oferty będącej wynikiem integracji działań obydwu spółek może przyczynić się do wzrostu pozycji również w segmencie dużych sieci handlowo – usługowych. Ogłoszony plan połączenia Spółki CSS SA z COMP SA, który ma być zrealizowany jeszcze w bieżącym roku (poprzez przeniesienie całego majątku CSS SA na COMP SA w zamian za akcje) nie zmienia faktu możliwości wykorzystania potencjalnej synergii w ramach grupy kapitałowej.
Ponadto NOVITUS SA, w celu uniknięcia powiązań krzyżowych, dokona w okresie do 12 miesięcy od daty połączenia, zbycia posiadanego pakietu akcji. Mając na uwadze aktualne kursy akcji CSS SA i COMP SA, Zarząd Spółki oczekuje realizacji zysku na tej transakcji.

Czynniki wewnętrzne:

1. Realizacja zamierzeń inwestycyjnych.

Na pozycję konkurencyjną, dynamikę rozwoju oraz rentowność Spółki istotny wpływ będzie mieć terminowa realizacja planów inwestycyjnych, w szczególności związanych z pracami rozwojowymi w zakresie nowych produktów, nowymi rozwiązaniami technologicznymi oraz rozwojem działalności w zakresie oprogramowania do systemów sprzedaży. W 2007 roku Spółka zamierza wprowadzić kilka nowych produktów, które wzmocnią jej konkurencyjność na rynku.

2. Realizacja procesu akwizycji spółek.

Na podstawie uchwały Nadzwyczajnego Walnego Zgromadzenia Akcjonariuszy Spółki z dnia 15 stycznia 2007 roku o przeprowadzeniu emisji akcji serii F, w kwietniu br. przeprowadzona została oferta publiczna tych akcji. Spółka pozyska ze sprzedaży akcji serii F wpływy netto w wysokości ok. 22 900 tys. złotych. Środki uzyskane z emisji Spółka przeznaczy na zakup większościowych pakietów akcji/ udziałów w spółkach działających w branży IT. W przypadku, gdy środki pozyskane z emisji akcji nie będą wystarczające na planowane akwizycje, Spółka będzie się posiłkować środkami własnymi oraz zewnętrznymi źródłami finansowania (nie wykluczając pożyczek i kredytów).
Na potrzeby akwizycji przyjęte zostały założenia charakteryzujące planowane przejęcia. W kręgu zainteresowań Spółki znajdują się:

- podmioty, które mogłyby zapewnić rozszerzenie działalności Spółki na wysokomarżowych rynkach,
- podmioty oferujące produkty oraz usługi mogące poszerzyć grono odbiorców oraz uzupełnić ofertę Spółki, przez co zapewnić jej m.in. komplementarność,
- podmioty, które umożliwiłyby rozwój zewnętrzny poprzez zbudowanie struktury kapitałowej, w ramach której możliwe byłoby osiągnięcie skokowego wzrostu podstawowych wyników finansowych Spółki.

Spółka dopuszcza akwizycje podmiotów:

- działających w branży IT,
- mających produkty na rynkach, na których działa Spółka, zapewniających uzupełnienie oferty Spółki, ale mogących także wprowadzić Spółkę na nowe rynki, takie jak logistyka i przemysł,
- zajmujących się usługami integracji i systemami sprzedaży wykorzystywanymi w handlu, logistyce i przemyśl,
- oferujących usługi systemowe w sektorze handlu, usług i logistyki,
- oferujących usługi w obszarze automatycznej identyfikacji danych w segmencie logistyki oraz przemysłu.

Zarząd Spółki prowadzi rozmowy i negocjacje z kilkoma podmiotami wpisującymi się w opisane powyżej ramy celów inwestycyjnych. Zakończenie procesu akwizycji Spółek przewidywane jest do końca III kwartału 2007 roku.